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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Capella Education Company

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

139594 10 5

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 139594 10 5	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stephen G. Shank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 1,583,756 (See Item No. 4)
6 SHARED VOTING POWER 382,889 (See Item No. 4)
7 SOLE DISPOSITIVE POWER 1,583,756 (See Item No. 4)
8 SHARED DISPOSITIVE POWER 382,889 (See Item No. 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,966,645 (See Item No. 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.37% (See Item No. 4)
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.	(a)	Name of Issuer

Capella Education Company

	(b)	Address of Issuer’s Principal Executive Offices

225 South 6th Street, 9th Floor, Minneapolis, MN 55402

Item 2.	(a)	Name of Person Filing

Stephen G. Shank

	(b)	Address of Principal Business Office or, if none, Residence

225 South 6th Street, 9th Floor Minneapolis, MN 55402

	(c)	Citizenship

United States

	(d)	Title of Class of Securities

Common Stock, Par Value $0.01 Per Share

	(e)	CUSIP Number

139594 10 5

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act.

	(b)	☐ Bank as defined in section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a) Amount Beneficially Owned:

1,966,645*

(b) Percent of Class:

11.37%*

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

1,583,756

(ii) Shared power to vote or to direct the vote:

382,889*

(iii) Sole power to dispose or to direct the disposition of:

1,583,756

(iv) Shared power to dispose or to direct the disposition of:

382,889*

*  Includes 3,811 shares beneficially held in reporting person’s Retirement Savings Plan; includes 126,013 shares beneficially held by reporting person’s spouse, Judith F. Shank; includes 112,183 shares beneficially held by the Stephen G. Shank 2007 Grantor Retained Annuity Trust, the trustee of which is Mary Shank Retzlaff, the reporting person’s daughter; includes 112,182 shares beneficially held by Judith F. Shank 2007 Grantor Retained Annuity Trust, the trustee of which is Susan Shank, the reporting person’s daughter; and includes 28,700 shares beneficially held by the Shank Family Foundation, of which the reporting person is a trustee.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date

/s/ Stephen G. Shank
Signature

Stephen G. Shank
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)